789073 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02014008

NO ACT
P.E 12-14-01
1-09076

January 25, 2002

Edward P. Smith
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112

Act 1934
Section
Rule 14A-8
Public Availability 1/25/2002

Re: Fortune Brands, Inc.
Incoming letter dated December 14, 2001

Dear Mr. Smith:

This is in response to your letter dated December 14, 2001 concerning the shareholder proposal submitted to Fortune Brands by Nick Rossi. We also have received a letter from the proponent dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

CRS

CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

Edward P. Smith
direct tel 212-408-5371 fax 212-408-5395
esmith@chadbourne.com

Rule 14a-8(i)(3)

December 14, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Fortune Brands, Inc. Stockholder Proposal

Ladies and Gentlemen:

On behalf of Fortune Brands, Inc. (the "Company"), enclosed pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find five additional copies of this letter and the stockholder proposal and statement of support (the "Proposal") submitted to the Company for inclusion in the proxy materials for the 2002 Annual Meeting of Stockholders of the Company. A copy of the Proposal is attached to this letter as Exhibit A. Although the Proposal was submitted by Mr. Nick Rossi (the "Proponent"), the Proponent has designated Mr. John Chevedden to substitute for him and has requested that all future communication be directed to Mr. Chevedden. A copy of this letter is simultaneously being sent to the Proponent and Mr. Chevedden. The Company respectfully requests the concurrence of the Staff (the "Staff") that, unless the Proponent amends the Proposal in accordance with the Company's recommendations within the period specified by the Staff , the Staff will not recommend that the Securities and Exchange Commission (the "Commission") take enforcement action if the Company excludes the Proposal from its proxy materials.

I. *Grounds for Amendments*

Rule 14a-8(i)(3) of the Exchange Act permits a registrant to exclude a proposal if the proposal or supporting statement is contrary to the Commission's proxy rules and regulations, including Rule 14a-9 of the Exchange Act, which prohibits the making of materially false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Proposal contains a number of statements that are false or misleading with the meaning of Rule 14a-9 of the Exchange Act. Therefore, the Company believes that unless the amendments proposed below are made, the Company may exclude the Proposal from the Company's 2002 proxy materials.

II. *False and Misleading Statements*

A. The heading "Negative Effects of Poison Pills on Shareholder Value" is misleading on its face as it casts the Proponent's opinion as fact. There are studies that reach a different conclusion. See "Poison Pills and Shareholder Value/1992-96" published by Georgeson in 1997 and available at its website at http://www.georgeson.com/pdf/M&Apoisonpill.pdf. The statement that the header contains is one position in an ongoing debate, not a factual statement. It must be recast as the Proponent's opinion or it can be excluded under Rule 14a-9 as the Staff noted in several recent letters. See, e.g., DT Industries (available August 10, 2001); General Motors (available March 27, 2001); Prentiss Properties

Trust (available March 8, 2001); and Burlington Northern Santa Fe (available February 14, 2000).

B. The paragraph of the Proposal headed "Institutional Investor Support for Shareholder Vote" is false and misleading. The first sentence of the paragraph states: "Many institutional investors believe poison pills should be voted on by shareholders." This statement is not supported with a citation to any authority. The Staff has permitted exclusion of general claims such as "many institutional investors believe" unless supported by a specific citation. For example, where a proponent made the statement "Some independent proxy analysts are particularly concerned about...", the Staff required that the proponent support it by "Specifically identify[ing] the proxy analysts referenced and provide factual support in the form of a citation to a specific source." Southwest Airlines (available March 13, 2001). Similarly, the Staff required citation for the claim: "corporate governance experts said..." and "according to many large shareholders." Southwest Airlines (available March 20, 2001).

The second and third sentences of this paragraph state: "A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate." These are factual statements and not described as Proponent's opinion. They should therefore be able to be omitted unless the Proponent supports them with a citation.

The fourth sentence of this paragraph, while stated to be the Proponent's belief, has nothing to do with "institutional investors" which is the subject of the paragraph. The second and third sentences of the paragraph are likewise not related to institutional investors.

The entire paragraph is therefore misleading as the implication is that institutional investors support the statements in the paragraph. There is not, however, any support for this proposition which is cited by Proponent.

We therefore believe that the entire paragraph entitled, "Institutional Support for Shareholder Vote" may be omitted as it is unsubstantiated, misleading and not expressed as an opinion of Proponent.

C. The paragraph entitled "Institutional Investor Support is High-Caliber Support" is also false and misleading. The Proponent does not provide support for the first sentence about the proposal topic having significant institutional support. The second sentence of the paragraph referencing a 57% average vote on "poison pill resolutions" does not support the first sentence as the 57% vote is not specified to be from institutional investors. The second sentence, as placed after the first sentence and the heading, is misleading in that it implies an average 57% institutional investor support. The resulting presentation is thus inappropriate.

In addition, Proponent does not provide support for his proposition that the average 57% vote was obtained at 26 major companies in 2000. The Staff has required authority to be cited for similar claims. For example, the Staff required "citation to a specific study and publication date" to back up the following assertion in a proposal: "Last year, a majority of shareholders at 24 major companies voted in favor of proposals asking management to redeem or repeal poison pills." DT Industries (available August 10, 2001). The Staff required similar support for another proposal made by Mr. Chevedden: "This proposal topic won a 54% approval rate at the 51 major companies where it was voted on in 2000." Southwest Airlines (available March 13, 2001).

The last two sentences of this paragraph are:

> "Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic."

These are set forth as statements of fact, not Proponent's opinion, and without citation or authority. As they are set forth following a sentence describing the percentage vote for the proposal which the reader is led to believe is the percentage of "institutions" voting in favor of the proposal (but which percentage is not confirmed to be the percentage of "institutions" voting in favor), the sentences and the whole paragraph are misleading. We therefore seek confirmation from the Staff that the entire paragraph entitled "Institutional Investor Support is High-Caliber Support" may be omitted.

III. *Conclusion*

If the Proponent does not make the amendments to the Proposal set forth above within the time period specified by the Staff, the Company respectfully requests that the Staff will not recommend that the Commission take enforcement action if the Company excludes the proposal from its proxy materials pursuant to Rule 14a-8(i)(3).

CHADBOURNE
& PARKE LLP

If you have any questions regarding this matter or require additional information, please contact the undersigned at (212) 408-5371.

Very truly yours,

Edward P. Smith

Edward P. Smith

cc: Mr. John Chevedden
Mr. Nick Rossi

Nick Rossi
P.O. Box 249
Boonville, CA 95415

FX: 847/478-0073
PH: 847/484-4400
Email: generalinquiries@fortunebrands.com

Mr. Norman Wesley
Chairman, CEO
Fortune Brands, Inc. (FO)
300 Tower Parkway
Lincolnshire, IL 60069

Dear Mr. Wesley,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi

Nick Rossi
Record Holder
Fortune Brands, Inc.

Nov 5-01
Date

cc:
Mark Roche
Sr. Vice President, General Counsel, Secretary
FX: 847/484-4490

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525

January 7, 2002

6 Copies
7th copy for date-stamp return
Via UPS Letter

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Fortune Brands Inc. (FO)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Fortune Brands Inc. (FO) no action request (NAR). It is believed that FO must meet the burden of proof under rule 14a-8.

1) (Fallacy) Text on negative aspects of a corporate governance practice can be excluded if the company can propose a positive aspect of the same practice.
2) (Fallacy) During the peak season for shareholder proposals it is a valuable use of Securities and Exchange Commission resources to debate issues on which there is no factual dispute.
3) (Fallacy) Under rule 14a-8 it is more important to ensure impeccable attribution than to ensure accuracy.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: FO
Nick Rossi

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

omits only these portions of the proposal and supporting statement from its proxy materials in reliance on Rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor